UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41673

Millennium Group International Holdings Limited

(Translation of registrant’s name into English)

Rm 2722, 27/F, No. 1 Hung To Road, Kwun Tong

Kowloon, Hong Kong 999077

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Costs Associated with Exit or Disposal Activities.

On April 22, 2024, Millennium Group International Holdings Limited (“we” or the “Company”) commenced the process of substantially winding down the operations of Yee Woo Paper Industry (Shenzhen) Co., Ltd. or 怡和纸业深圳有限公司(“YWSZ”) through voluntary liquidation, which was in the business of manufacturing corrugated paper board and flexo graphic paper packaging boxes. The liquidation procedure is expected to continue for another six to nine months to complete.

Due to the downturn of the overall paper packaging business resulting from the continuous Sino-US trade war, the aftermath of the pandemic, and the increase in shipment costs due to recent global conflicts including the middle east among others, and an unpredictable economic climate, beginning 2023 YWSZ’s business performance has drastically been reduced. As a result, in the interest of shareholders and Company, the Company’s management has decided to consolidate part of the YWSZ operations into Millennium Printing (Shenzhen) Company Ltd (“MPSZ”) by installing similar manufacturing production lines in MPSZ, with a simultaneous and voluntary liquidation of YWSZ. This consolidation of our activity from YWSZ into MPSZ is expected to maximize the Company’s production efficiency and minimize production cost.

It is further estimated that the overall cost for this consolidation and voluntary liquation would range from USD$4.9 million to USD$6.5 million. The foregoing costs include but are not limited to (i) redundancy costs and other compensations ranging from USD$2.8 million to USD$3.8 million, (ii) the loss on disposal of fixed assets ranging from USD$1.1 million to USD$1.3 million, and (iii) the loss of disposal of raw material and inventories ranging from USD$1 million to USD$1.2 million.

In addition, we intend to file an amendment to this Current Report on Form 6-K to further disclose (i) the exact amount or range of amounts of each major type of cost that will be incurred in the foregoing paragraph or (ii) the exact amount or range of amounts of costs that will result in future cash expenditures, in accordance with the rules of the United States Securities and Exchange Commission. We anticipate the winding down process as described above to be substantially completed by the end of 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Millennium Group International Holdings Limited

Dated: April 25, 2024	By:	/s/ Ming Hung Lai
	Name:	Ming Hung Lai
	Title:	Chairman

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